U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         STARWOOD PROPERTY TRUST, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(CtW Investment Group logo) CtWInvGrp
                            11:40am via Hoot Suite
                            See our Vote No initiative at Starwood Properties $STWD regarding board oversight of CEO Sternlicht and #corpgov ow.lyvGPkK

[The attachment mentioned in this tweet is available on EDGAR at http:// www.sec.gov/Archives/edgar/data/1377739/000137773914000004/stwdltrfourteen.txt